UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2010

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Publicly-Held Company
CNPJ # 60.746.948/0001-12

Notice to Shareholders

Banco Bradesco S.A. hereby informs its shareholders and the market about the approval, by the Central Bank of Brazil, on June 25th, 2010, of the Capital Stock Increase  process in the amount of R$2,000,000,000.00, increasing it from R$26,500,000,000.00 to R$28,500,000,000.00 with a 10% stock bonus (one new share, of the same type, for each 10 shares held), as resolved at the Special Shareholders’ Meeting held on June 10th, 2010, informing that:

•      the shareholders registered in the Bank’s books as of July 13th, 2010 will be benefited.  As of July 14th, 2010, the shares will be traded ex-bonus;

•      the bonus shares will be included in the shareholders’ positions on July 16th, 2010, and they will be available on July 19th, 2010;

•      the monthly dividends will be maintained at R$0.013219250 per common share and R$0.014541175 per preferred share, so as the amount paid monthly to shareholders will be increased by 10%, as from the dividend regarding the month of August/2010 to be paid on September 1st, 2010;

•       the unit value of the bonus shares is R$5.847253119, pursuant to the provisions in Paragraph First of Article 47 of Brazilian Federal Revenue Service Normative Instruction # 1,022 of April 5th 2010, which will be included in the “Statement of Book-Entry Shares for the 2011 Income Statement referring to the 2010 Calendar Year.”

•  for the shareholders who want to transfer fractions of shares resulting from  the stock bonus, it is established the period between July 19th, 2010 and August 19th, 2010 , pursuant to the provisions of Paragraph Third of Article 169 of Law # 6,404/76. After this period, eventual remaining fractions will be separated, grouped into whole numbers and sold at an Auction to be held on August 30th, 2010 at BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (São Paulo Securities, Commodities and Futures Exchange), and the respective amounts will be made available to shareholders entitled thereto on September 13th, 2010, by means of:

•      credit in the current account in a Financial Institution, providing their banking data are complete in our records;

•      payment to BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (São Paulo Securities, Commodities and Futures Exchange), which will transfer the respective amounts to those entitled to them as registered in its records,  by means of its Custody Agents;

•      payment in a Bradesco Branch to those shareholders who do not hold a current account in a Financial Institution, but have accurate banking data in our records. They should, after notification, present themselves at a Bradesco Branch on their preference having their Identification Document to receive the amount they are entitled to.

For the shareholders who are not identified or located, the amounts will be available at the Company, and, when requested they will be paid, provided that they update their banking data.

As of July 13th, 2010, the shares composing the Capital Stock will have equal participation in the Monthly Dividends and eventually Complementary Dividends and/or Interest on Own Capital to be declared, as well as, fully, any other advantages as of said date.

Simultaneously to the Brazilian Market operation, and in the same proportion, bonus shares will be distributed in the form of ADRs - American Depositary Receipts on the U.S. Market (NYSE) and in the form of GDRs – Global Depositary Receipts on the European Market (Latibex), and investors will receive 1 (one) new DR for each 10 (ten) DRs held on the record date of July 13th, 2010, observing that:

•      similar to the Brazilian operation, the resulting fractions will be separated, grouped into whole numbers and sold at the respective Stock Exchanges, and the amounts will be credited to the holders of said fractions; and

•      once the operation is concluded, Depositary Receipts - DRs will continue to be traded at the ratio of 1 (one) preferred share to 1 (one) DR on the aforementioned Markets.

Cidade de Deus, Osasco, SP, July 1st, 2010

Banco Bradesco S.A.

Julio de Siqueira Carvalho de Araujo

Executive Vice President

•    Should you have any questions or require further information, please contact Mr. Paulo Faustino da Costa, phone 55 11 2178-6201, e-mail 4823.paulo@bradesco.com.br; Mrs. Ivani Benazzi de Andrade, phone  55 11 2178-6218, e-mail: 4823.ivani@bradesco.com.br, or Mr. Carlos Tsuyoshi Yamashita, phone 55 11 2178-6204, e-mail: 4823.carlos@bradesco.com.br.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 14, 2010

BANCO BRADESCO S.A.

By:	/S/ Julio de Siqueira Carvalho de Araujo
Julio de Siqueira Carvalho de Araujo Executive Vice-President

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.